Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2505 Meadowvale Blvd
Mississauga, ON, Canada L5N 5S2
tel: (905) 817-2004  fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com


--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

                  Vasogen Announces Second Quarter 2006 Results

Toronto, Ontario (July 12, 2006) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS) today reported the results of operations for the second quarter of 2006. Comparative figures relate to the three- and six-month periods ended May 31, 2006, and to the three- and six-month periods ended May 31, 2005. All dollar amounts referenced herein are in Canadian dollars, unless otherwise stated.

At May 31, 2006, our cash and cash equivalents, restricted cash, and marketable securities held to maturity totaled $42.5 million, compared with $85.2 million at November 30, 2005.

The loss for the second quarter of 2006 was $22.4 million, or $0.26 per share, compared to a loss of $25.1 million, or $0.31 per share, in the second quarter of 2005. For the six months ended May 31, 2006, the loss was $41.8 million, or $0.49 per share, compared to a loss of $45.0 million, or $0.57 per share, for the comparable period in 2005. The loss has decreased as a result of a reduction in the costs associated with our phase III clinical programs and has been partially offset by expenses associated with the senior convertible notes. The difference between cash used in operations and our accounting loss includes such non-cash items as stock option grant expense, amortization expense, accretion and amortization of costs associated with the senior convertible notes payable, offset by payment of accrued expenses related to our phase III clinical trials.

Research and development expenditures were $11.0 million in the second quarter of 2006, compared to $20.7 million in the second quarter of 2005. For the six months ended May 31, 2006, these expenditures were $22.4 million, compared to $37.5 million for the comparable period in 2005. The majority of the decrease in our R&D expense for the three months and six months ended May 31, 2006, when compared with the same periods in 2005, resulted from a significant reduction in the clinical trial activities relating to our phase III programs.

General and administration expenditures were $5.6 million for the second quarter of 2006, compared to $6.0 million for the second quarter of 2005. For the six months ended May 31, 2006, these expenditures were $10.5 million, compared to $11.4 million for the comparable period in 2005.

An expanded Management's Discussion and Analysis for the quarter is accessible on Vasogen's web site at www.vasogen.com.


                                     -more-

                                                        ...page 2, July 12, 2006


Highlights


o On June 26, 2006 we announced the initial results from the 2,414-patient phase III ACCLAIM trial of Celacade(TM) technology in advanced chronic heart failure. While the ACCLAIM study did not reach the primary endpoint of significantly reducing the risk of death and cardiovascular hospitalization in the total patient population, this endpoint was met for a large pre-specified subgroup of 692 patients with New York Heart Association (NYHA) Class II chronic heart failure. In the study, NYHA Class II heart failure patients receiving Celacade therapy had a 39.1% reduction (p=0.0003) in their risk of death and cardiovascular hospitalization, compared to placebo. The Class II heart failure patients comprised 29% of the trial's total population and experienced 26%, or 216 primary endpoint events, indicating a similar event risk profile to the NYHA Class III & IV patients in the study.

o We are continuing our analysis of the ACCLAIM data and we expect additional findings to be presented at the World Congress of Cardiology
         (WCC) 2006, being held from September 2 to 6 in Barcelona, Spain, and at the 10th Annual Scientific Meeting of the Heart Failure Society of America (HFSA) being held in Seattle, Washington, from September 10 to 13, 2006. The WCC 2006, which brings together the XVth World Congress of Cardiology of the World Heart Federation and the 2006 Congress of the European Society of Cardiology, is the largest medical meeting in Europe. The Annual Scientific Meeting of the HFSA is the largest meeting in North America of scientists and healthcare professionals devoted to heart failure research.

o On May 2, 2006, we announced that preclinical findings from our VP025 drug development program demonstrated a significant reduction of several pro-inflammatory cytokines in a preclinical model of diabetes and diabetic retinopathy, a common complication of diabetes that eventually results in the loss of vision. Dr. Kyle Krady, Assistant Professor of Neural and Behavioral Sciences, Penn State College of Medicine, presented the findings on May 1 at the Scientific Sessions of the Association for Research in Vision and Ophthalmology (ARVO) Annual Meeting in Florida.

As previously announced, a conference call and audio web cast will be conducted on July 12, 2006, at 4:30 p.m. Eastern Time. The conference call may be accessed by calling 416-695-9753 or 1-888-789-0150, ten minutes prior to the call. An audio webcast of the event will also be available at www.vasogen.com. A re-broadcast of the conference call may be accessed by calling 416-695-6030 or 1-866-578-1010 - pin code: 7109, and will also be available at www.vasogen.com.

About Vasogen:
Vasogen is focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. The recently completed international 2,400-patient ACCLAIM trial assessed the impact of the Celacade technology on reducing the risk of mortality and morbidity in patients with advanced heart failure. Full results for the ACCLAIM study are scheduled to be presented at the World Congress of Cardiology 2006, being held from September 2 to 6 in Barcelona, Spain, and at the 10th Annual Scientific Meeting of the Heart Failure Society of America being held in Seattle, Washington, from September 10 to 13, 2006. Vasogen is also developing a new class of drugs for the treatment of neuro-inflammatory and neuro-vascular disorders. VP025, which is entering phase II clinical development, is the lead product candidate from this new class of drugs.


                                     -more-

                                                        ...page 3, July 12, 2006


Certain statements contained in this press release and upcoming conference call and web cast constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements include, without limitation, summary statements relating to initial results of the ACCLAIM trial in patients with chronic heart failure, plans to advance the development of Celacade, statements concerning our partnering activities, strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management. Except for results on the primary endpoint, initial results disclosed are based on initial data analyzed and may not be confirmed upon full analysis of the detailed results of the ACCLAIM trial and additional information relating to safety and efficacy of Celacade may be discovered upon further analysis of trial data and upon further review and analysis of additional trial data. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the outcome of further analysis of the ACCLAIM trial results, the requirement or election to conduct additional clinical trials, risks associated with the outcome of our research and development programs, the adequacy, timing and results of our clinical trials, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing, including the convertible notes we issued in October 2005, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of our products, the availability of government and insurance reimbursements for our products, the strength of intellectual property, reliance on subcontractors and key personnel, losses due to fluctuations in the U.S.-Canadian exchange rate, and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the "Risk Factors" section of our Annual Information Form and Form 40F for the year ended November 30, 2005 as well as in our later public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Unless otherwise indicated, numerical values indicating the statistical significance ("p-values") of results included in this document are based on analyses that do not account for endpoint multiplicity.

The unaudited interim consolidated financial statements, accompanying notes to the unaudited interim consolidated financial statements, and Management's Discussion and Analysis for Vasogen's second quarter 2006 results are accessible on Vasogen's Website at www.vasogen.com and will be available on SEDAR and EDGAR. Financial tables are provided below.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Balance Sheets
(In thousands of Canadian dollars)

----------------------------------------------------------------------------------------------------------
                                                                                  May 31,    November 30,
                                                                                     2006            2005
----------------------------------------------------------------------------------------------------------
                                                                              (Unaudited)

Assets

Current assets:
     Cash and cash equivalents (note 3)                                      $     31,476    $     50,521
     Marketable securities (note 4)                                                    --          22,999
     Clinical supplies                                                              1,663           1,862
     Tax credits recoverable                                                        1,217           1,130
     Prepaid expenses and deposits                                                  1,147           1,623
     Accrued gain on forward exchange contracts                                        --             703
----------------------------------------------------------------------------------------------------------
                                                                                   35,503          78,838

Restricted cash (note 5)                                                           11,015          11,701
Property and equipment                                                                963           1,121
Acquired technology                                                                   380             506
Deferred financing costs                                                            1,066           2,645

----------------------------------------------------------------------------------------------------------
                                                                             $     48,927    $     94,811
----------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable                                                        $      4,649    $      5,733
     Accrued liabilities                                                           12,462          20,554
     Current portion of senior convertible notes payable (note 6)                  19,436          16,659
     Accrued loss on forward exchange contracts                                        --             763
----------------------------------------------------------------------------------------------------------
                                                                                   36,547          43,709

Senior convertible notes payable (note 6)                                           1,380          18,795

Shareholders' equity (note 7):
     Share capital:
         Authorized:
              Unlimited common shares, without par value Issued and outstanding:
              90,701,523 common shares
                (November 30, 2005 - 82,255,374)                                  313,112         295,007
     Stock options                                                                 10,021           8,466
     Equity component of senior convertible notes payable (note 6)                  4,546           7,985
     Warrants                                                                       7,002           5,345
     Contributed surplus                                                            3,103             223
     Deficit                                                                     (326,784)       (284,719)
----------------------------------------------------------------------------------------------------------
                                                                                   11,000          32,307

Basis of presentation (note 1)
Subsequent events (notes 6 and 14)

----------------------------------------------------------------------------------------------------------
                                                                             $     48,927    $     94,811
----------------------------------------------------------------------------------------------------------


VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Operations and Deficit (In thousands of Canadian dollars, except per share amounts) (Unaudited)


---------------------------------------------------------------------------------------------------------------
                                                                                                   Period from
                                                                                                   December 1,
                                              Three months ended             Six months ended          1987 to
                                                     May 31,                       May 31,             May 31,
                                               2006          2005            2006          2005           2006
---------------------------------------------------------------------------------------------------------------

Expenses:
     Research and development           $    11,029  $     20,665    $     22,413  $     37,481   $    218,362
     General and administration               5,598         5,974          10,490        11,372         96,411
     Foreign exchange loss (gain)               169          (924)            172        (2,816)         9,061
---------------------------------------------------------------------------------------------------------------

Loss before the undernoted                  (16,796)      (25,715)        (33,075)      (46,037)      (323,834)

Interest expense on senior convertible
   notes payable                               (304)           --            (787)           --         (1,131)

Accretion in carrying value of senior
   convertible notes payable                 (2,280)           --          (4,906)           --         (6,648)

Amortization of deferred financing costs       (950)           --          (1,580)           --         (1,988)

Loss on debt extinguishment                  (2,701)           --          (2,694)           --         (2,694)

Investment income                               593           644           1,272         1,068         11,316
---------------------------------------------------------------------------------------------------------------

Loss for the period                         (22,438)      (25,071)        (41,770)      (44,969)      (324,979)

Deficit, beginning of period:
     As originally reported                (304,051)     (211,569)       (284,719)     (187,665)        (1,510)
     Change in accounting for
       stock-based compensation                  --            --              --        (4,006)            --
---------------------------------------------------------------------------------------------------------------
     As restated                           (304,051)     (211,569)       (284,719)     (191,671)        (1,510)

     Charge for acceleration payments
       on equity component of senior
       convertible notes payable               (295)           --            (295)           --           (295)

---------------------------------------------------------------------------------------------------------------
Deficit, end of period                  $  (326,784) $   (236,640)   $   (326,784) $   (236,640)  $   (326,784)
---------------------------------------------------------------------------------------------------------------

Basic and diluted loss per share
   (note 8)                             $     (0.26) $      (0.31)   $     (0.49)  $      (0.57)

---------------------------------------------------------------------------------------------------------------


VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)
(Unaudited)


---------------------------------------------------------------------------------------------------------------
                                                                                                   Period from
                                                                                                   December 1,
                                             Three months ended             Six months ended           1987 to
                                                   May 31,                       May 31,               May 31,
                                              2006          2005            2006          2005            2006
---------------------------------------------------------------------------------------------------------------

Cash provided by (used in):

Operations:
     Loss for the period               $  (22,438)    $  (25,071)     $  (41,770)    $  (44,969)   $  (324,979)
     Items not involving cash:
         Amortization                         149            151             298            289          5,173
         Accretion in carrying value of
           senior convertible notes
           payable                          2,280             --           4,906             --          6,648
         Amortization of deferred
           financing costs                    950             --           1,580             --          1,988
         Loss on debt extinguishment        2,701             --           2,694             --          2,694
         Stock-based compensation             918            932           1,682          1,467         10,189
         Services provided for
           common shares                       --             --              --             --          2,449
         Foreign exchange loss (gain)         676           (951)            706         (2,872)         9,748
         Other                                 --             --              --             --            (35)
     Change in non-cash operating
       working capital                     (2,504)         5,818          (8,648)        11,905         12,996
---------------------------------------------------------------------------------------------------------------
                                          (17,268)       (19,121)        (38,552)       (34,180)      (273,129)

Financing:
     Shares issued for cash                    --             --              --         52,502        285,907
     Warrants and options exercised
       for cash                                --             55              --            467         24,610
     Share issue costs                         --             (1)             --         (3,720)       (20,985)
     Issue (repayment) on convertible
       debt, net                               --             --          (2,115)            --         41,297
     Restricted cash                          382             --             686             --        (11,015)
     Cash payment on acceleration
       warrants exercise price                (49)            --             (49)            --            (49)
     Payable to related parties                --             --              --             --           (234)
---------------------------------------------------------------------------------------------------------------
                                              333             54          (1,478)        49,249        319,531

Investments:
     Increase in property and equipment       (14)           (77)            (14)          (314)        (2,407)
     Increase in acquired technology           --             --              --             --         (1,283)
     Purchases of marketable
       securities                              --             --             (80)            --       (244,846)
     Settlement of forward exchange
       contracts                               --             --            (259)            --         (4,991)
     Maturities of marketable securities    7,653         20,444          22,877         62,621        240,475
---------------------------------------------------------------------------------------------------------------
                                            7,639         20,367          22,524         62,307        (13,052)

Foreign exchange gain (loss) on cash
   and cash equivalents held in foreign
   currency                                (1,221)         2,826          (1,539)         2,872         (1,874)
---------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash
   and cash equivalents                   (10,517)         4,126         (19,045)        80,248         31,476

Cash and cash equivalents,
   beginning of period                     41,993         81,458          50,521          5,336             --

---------------------------------------------------------------------------------------------------------------
Cash and cash equivalents,
   end of period                       $   31,476     $   85,584      $   31,476     $   85,584    $    31,476
---------------------------------------------------------------------------------------------------------------
